Exhibit 99.1

Danaos Corporation Announces Formation of Joint Venture and Acquisition of 3 Containerships

Athens, Greece, September 23, 2015 — Danaos Corporation (NYSE: DAC), one of the world’s largest independent owners of containerships, announced today the acquisition of three vessels through a newly-formed joint venture, capitalizing on depressed asset prices in the resale market.

The vessels were acquired by Gemini Shipholdings Corporation, a newly-formed entity (“Gemini”) beneficially owned by Danaos and its largest stockholder.  Danaos’ initial 49% ownership interest in Gemini was acquired through an investment of $7.35 million.

The vessels acquired are:

•                  The 6,422 TEU NYK Lodestar, built in 2001 at Samsung Heavy Industries, which has already commenced a 2 year time charter with NYK.

•                  The 5,610 TEU Suez Canal, built in 2002 at Hyundai Heavy Industries, which is on a 7 year bareboat charter to Gemini with a purchase obligation at the end of the charter.

•                  The 5,544 TEU Genoa built in 2002 at Imabari Shipbuilding, which is on a 7 year bareboat charter to Gemini with a purchase obligation at the end of the charter.

In each case, the vessels have been acquired at attractive discounts to their market values. The NYK Lodestar has been chartered for a 2 year term at an above market rate.  The average length of Danaos’ current vessel charters is 7.4 years with contracted revenue of $3.3 billion.  Danaos anticipates charter agreements for the Suez Canal and the Genoa will be entered into in the near future.

Dr. John Coustas, Chairman and CEO of Danaos commented:

“These acquisitions were made at a discount to the vessels’ present market value and demonstrate our ability to source accretive acquisitions through our strong relationships in the shipping and lending communities.

We are pleased to announce this new venture, which will allow Danaos to resume its growth strategy as weakness in the containership market presents compelling value.  It is important to stress that we are doing this without diluting our shareholders” continued Dr. Coustas.

Under the Gemini Shareholders Agreement, Danaos has the right to purchase all of the beneficial interest in Gemini that it does not own for fair market value at any time after December 31, 2018, or earlier if permitted under its credit facilities.

About Danaos Corporation:

Danaos Corporation is one of the largest independent owners of modern, large-size containerships. Our current fleet of 59 containerships aggregating 351,815 TEUs, including three vessels owned by the joint venture, is predominantly chartered to many of the world’s largest liner companies on fixed-rate, long-term charters. Our long track record of success is predicated on our efficient and rigorous operational standards and environmental controls. Danaos Corporation’s shares trade on the New York Stock Exchange under the symbol “DAC”.

Visit our website at www.danaos.com

For further information please contact:

Company Contact:

Evangelos Chatzis Chief Financial Officer Danaos Corporation Athens, Greece Tel.: +30 210 419 6480 E-Mail: cfo@danaos.com	Iraklis Prokopakis Senior Vice President and Chief Operating Officer Danaos Corporation Athens, Greece Tel.: +30 210 419 6400 E-Mail: coo@danaos.com

Investor Relations and Financial Media

Rose & Company
New York
Tel. 212-359-2228
E-Mail: danaos@rosecoglobal.com